WAIVER OF SPECIFIED PREMIUM RIDER


This rider is part of Your policy. It is issued in consideration of the application and deduction from Policy Value of the monthly cost of waiver of specified premium rates for the benefits provided by this rider. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. The Effective Date is the Policy Date unless another date is shown on the current Data Pages.

DEFINITIONS

Age Policy Anniversary means the policy anniversary nearest the birthday designated.

     EXAMPLE: If the Policy Date is June 5, 2002, and the Insured is 65 years old on June 4, 2003, the Age 65 Policy Anniversary is June 5, 2003.

TOTAL DISABILITY

TOTAL DISABILITY - means disability due to an injury or sickness which prevents the Insured from working:

1. During the first 2 years the Insured is unable to perform the substantial and material duties of their regular occupation, (the occupation the Insured is routinely performing when the disability began); and

2. Thereafter, in any occupation for which the Insured is reasonably fitted by education, training, or experience; and

3. The Insured is under the regular treatment of a Doctor who is providing treatment appropriate for the condition causing Total Disability.

Until the Insured's 25th birthday, regular occupation includes attending a school that has a regular teaching staff, curriculum and student body and attending school on a full-time basis, as determined by the school's criteria.

Total Disability also means (without regard to whether the Insured is working) the total and irrecoverable loss of:

1. Sight of both eyes;

2. Use of both hands;

3. Use of both feet; or

4. Use of one hand and one foot.

WAIVER PERIOD

Once the Insured has remained Totally Disabled for 6 continuous months, the waiver period begins:

1. On the Insured's Age 5 Policy Anniversary if the rider was issued and Total Disability began before and continues to that date; or

2. For all others, on the Monthly Date which follows the date Total Disability began.

In no event will a waiver period begin earlier than one year prior to Our receipt of Notice of the Insured's Total Disability.

The waiver period will continue as long as Total Disability continues uninterrupted, except that the waiver period:

1. Ends on the earlier of the policy Maturity Date or death of the Insured if Total Disability:

         a. Begins prior to the Insured's Age 60 Policy Anniversary; and

         b. Continues to the Insured's Age 65 Policy Anniversary.

2. Ends on the Insured's Age 65 Policy Anniversary, if Total Disability:

         a. Begins on or after the Insured's Age 60 Policy Anniversary; and

         b. Begins before the Insured's Age 63 Policy Anniversary.

3. Ends after 2 years if Total Disability:

     a.   Begins on or after the Insured's Age 63 Policy Anniversary; and

     b.   Begins before the Insured's Age 65 Policy Anniversary.

DISABILITY BENEFITS

If the Insured becomes Totally Disabled while this rider is in force, on each Monthly Date during a waiver period We will waive the greater of the monthly specified premium as shown on the current Data Pages or the Monthly Policy Charges while the Insured remains Totally Disabled. The maximum specified premium We will waive is shown on Your current Data Pages.

If Death Benefit Option 1 is in effect when We begin to waive Your monthly specified premium, We will change it to Option 2. You may not change the death benefit option or increase the Total Face Amount during a waiver period.

We will pay the Policy Value of Your policy to You on the Maturity Date if the policy matures while Monthly Policy Charges are being waived by this rider.

COST OF WAIVER RIDER

The cost for the Waiver of Specified Premium Rider is deducted on each Monthly Date. The cost is 1 multiplied by 2 where:

1. Is the amount of specified premium as shown on the current Data Pages divided by 100; and

2. Is the cost of waiver of specified premium rate as shown on the current Data Pages.

EXCEPTIONS

In no case will the specified premiums be paid under this rider if the Total Disability results from an intentional self-injury or service in the military forces of any country at war, declared or undeclared.

We will not pay the specified premium for an Insured with a Total Disability which commences prior to the Policy Date, or the Effective Date of this rider, if later.

PROOF OF DISABILITY

We will require proof which satisfies Us of the Insured's Total Disability before We pay any specified premium. Such proof may include examination at Our expense by doctors We select.


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We may require similar proof of the Insured's continued Total Disability from time to time during the first 2 years of Total Disability and once a year thereafter.

If such proof is not provided as We require, the waiver period will end and the specified premium payments will again become payable by the owner.

CLAIMS

We will not pay benefits under this rider unless We receive Notice of the claim while the Insured is living and remains Totally Disabled. Failure to comply however, will not invalidate a claim if it was not reasonably possible to give Notice within such time and Notice was given as soon as reasonably possible.

Even if Your policy terminates because of the expiration of a grace period, benefits under this rider may be paid if:

1. The Total Disability for which claim is made began before the end of the grace period;

2. We receive Notice of the claim within one year after the due date of the first unpaid specified premium; and

3. All other conditions for this rider are met.

If Total Disability begins within the grace period, You must pay any unpaid Monthly Policy Charges due before We will pay benefits under this rider.

MONTHLY SPECIFIED PREMIUM CHANGES

If Your Monthly Specified Premium increases or decreases because of a change in Total Face Amount, the Monthly Waiver Cost for this rider will also increase or decrease.

TOTAL FACE AMOUNT INCREASES

If Your Total Face Amount increases during a waiver period, the greater of the specified premium or the Monthly Policy Charge after the increase will be waived as long as the waiver period continues.

TERMINATION

This rider terminates on the first of:

1.       The termination of Your policy;

2. The Insured's Age 65 Policy Anniversary unless any waiver period is in effect; or

3. Our receipt of Your Notice to cancel it. The change will be effective on the Monthly Date on or next following the date We receive Notice. We may require that You send Your policy to Our Office so We can record the cancellation.


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